ACADEMY SECURITIES, INC.

Statement of Financial Condition

DECEMBER 31, 2017

ACADEMY SECURITIES, INC.

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Academy Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
February 28, 2018

ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Assets:		
Cash	$	7,385,031
Restricted cash		185,623
Due from clearing brokers		2,122,123
Accounts receivable		2,297,221
Deferred tax assets		18,477
Prepaid expenses and other assets		299,309
Furniture, computer equipment, and leasehold improvements at cost, less accumulated depreciation of $104,005		176,646
Total Assets	$	12,484,430

LIABILITIES AND STOCKHOLDERS' DEFICIENCY:

Liabilities:		
Due to clearing broker	$	3,970
Accounts payable and accrued expenses		1,046,545
Bonus payable		3,815,000
Subordinated debt interest payable		56,726
Soft dollar payable		191,362
Total Liabilities		5,113,603
Liabilities subordinated to the claims of general creditors		1,295,505
Stockholders' Equity:		
Preferred stock - $.01 par value; 1,000,000 shares authorized, 113,394 shares outstanding		1,334
Common stock, $.01 par value; 1,000,000 shares authorized and issued, 326,883 shares outstanding		3,269
Additional paid- in -capital		6,238,338
Series A Preferred stock subscription receivable		(2,050,769)
Common stock subscription receivable		(1,497,236)
Retained earnings		3,380,386
Total Equity		6,075,322
Total Liabilities and Stockholders' Equity	$	12,484,430

The accompanying notes are an integral part of these financial statements.

ACADEMY SECURITIES, INC.

Notes to Financial Statement December 31, 2017

NOTE A - ORGANIZATION

Academy Securities, Inc., (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company is a California Certified Disabled Veteran Business Enterprise (DVBE) and Service Disabled Veteran Owned Business (SDVOB) (such designations require 51% or more ownership by a qualified disabled veteran) that conducts an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices. The Company also provides underwriting services to issuers of municipal securities, equities, and corporate debt. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2]   Revenue recognition:

Investment Banking and Advisory Fees:

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on the offering date, sales concessions on the settlement date, and mergers and acquisitions fees at the time the transaction is completed and the income is reasonably determinable. Underwriting expenses that are deferred are recognized at the time the expenses are known, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs. Advisory fees are received monthly and recognized when services are performed.

Commission Income:

Commissions on customers' securities transactions are recorded on a trade-date basis. Clearing costs, commissions to foreign brokers, and securities taxes charged for certain transactions are recorded on a trade-date basis.

[3]   Income taxes:

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits after assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

ACADEMY SECURITIES, INC.

Notes to Financial Statement December 31, 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Furniture, computers, equipment, and leasehold improvements:

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[5] Cash:

Cash is held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. The Company has not experienced any losses on such accounts.

[6] Due from clearing brokers (RBC Correspondent Services and Industrial and Commercial Bank of China):

Due from clearing brokers includes a $250,000 required deposit at RBC Correspondent Services and a $500,000 required deposit at Industrial and Commercial Bank of China.

[7] Common Stock and Series A Convertible Preferred Stock Subscription Receivable:

Common stock and Series A Convertible Preferred Stock subscription receivable represents amounts due from shareholders related to the issuance of common stock and Series A Preferred stock. No interest is charged for outstanding amounts due on Common Stock. On Series A Convertible Preferred Stock, the Company began accruing interest on December 1, 2016 on the related subscription receivable. Interest is calculated for each subsequent month using the Long Term Applicable Federal Rate (AFR) for each month. All subscription receivable and related interest may be repaid from dividends paid on preferred stock.

[8] Soft Dollar Payables:

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of section 28(e) of the Securities Exchange Act of 1934. Related cash balances are classified as "Restricted Cash" on the balance sheet.

[9] Fair Value of Financial Instruments:

At December 31, 2017, the carrying value of the Company's cash, restricted cash, due from clearing brokers, accounts receivable, accounts payable and accrued expenses, subordinated debt interest payable, and soft dollar payable approximate their fair value due to their short-term nature.

[10] Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

ACADEMY SECURITIES, INC.

Notes to Financial Statement December 31, 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE C – COMMITMENTS AND CONTINGENCIES

Leases

On July 1, 2012, the Company executed a 5-year 3-month non-cancelable operating lease for office space in San Diego, CA. The lease included two one-year renewal options to extend the expiration beyond the original term. The Company exercised the first of these two one-year options, which will expire on September 30, 2018.

On September 26, 2012, the Company executed a 3-year operating lease for its office space in Chicago, IL. The lease was extended for an additional 3-year period and will expire on January 31, 2019.

On August 5, 2014, the Company executed an expense sharing agreement with The North Carolina Company to reimburse that entity for the cost of the operating lease of office space at Chapel Hill, NC. The lease was re-assigned to the Company on December 23, 2015 and the expense sharing agreement was terminated. The lease expires March 31, 2019.

On July 11, 2017, the Company executed a 3-year 5-month extension to the operating lease for its office space at 277 Park Avenue, New York, NY. The lease was terminated by mutual consent on November 11, 2017 and the Company executed a new sublease at 140 East 45th Street, New York, NY. The sublease will expire on July 30, 2020. In connection with this new sublease, a $44,942 letter of credit was given to the landlord as a security deposit. This letter of credit remains undrawn on December 31, 2017.

Future minimum annual lease payments are as follows:

Year Ending December 31,	Amount
2018	$505,105
2019	307,765
2020	165,260
Total	$978,130

Litigation

The Company is a defendant or respondent in pending litigation seeking compensatory damages brought by the Bucks County Employees Retirement Fund in the Circuit Court for the County of Wayne, Michigan, No. 16-013616-CZ (Garret, J.) (the "Action"), on behalf of a class of purchasers of common stock of Ally Financial Inc. (f/k/a General Motors Acceptance Corporation, or GMAC) ("Ally") traceable to its Initial Public Offering (the "Offering") on or around April 11, 2014, for which the Company was one of a group of underwriters. The complaint asserts, inter alia, claims for violations of sections 11 and 12(a)(2) of the Securities Act of 1933, and seeks damages against Ally, Ally's directors and officers, and the underwriters, who are purportedly jointly and severally liable. Although the complaint does not specify the amount of damages being sought against the underwriter defendants, Ally and Citigroup Global

ACADEMY SECURITIES, INC.

Notes to Financial Statement December 31, 2017

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Markets Inc., Goldman Sachs & Co. Morgan Stanley & Co. LLC and Barclays Capital Inc., as representatives for the underwriters, entered into an underwriting agreement (the "Underwriting Agreement") in connection with the Offering. As part of the Underwriting Agreement, Ally agreed to indemnify and hold harmless the underwriters, including the Company, its directors, officers, employees, agents and affiliates of the Company and each person, if any, who controls the Company against any and all losses, claims, costs or liabilities arising out of or in connection with any untrue statement or alleged untrue statement of material fact contained in the various transaction documents associated with the IPO.

Accordingly, while the Company is participating in the defense of the Action and expects to prevail on all claims, the Company does not believe it will be obligated to pay any monies in connection with the Action because any finding of liability against it would trigger an obligation on the part of Ally under the Underwriting Agreement to pay for any monetary judgment. The Underwriting Agreement also covers the Company's legal expenses.

Liabilities for potential losses from complaints, legal actions, government investigations and proceedings are established where management believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Ln making these decisions, management bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss related to such matters.

NOTE D – INCOME TAXES

Deferred tax assets and liabilities at December 31, 2017 are comprised of:

Net deferred tax assets:	
Accrued expenses	$15,060
Fixed assets	3,417
	$18,477

The Tax Cuts and Jobs Act ("Tax Act") was enacted on December 22, 2017. The Tax Act reduces the U.S. corporate tax rate from 35% to 21% beginning in 2018. The Company remeasured its deferred tax assets based on the rates at which they are expected to reverse in the future, which is 21%.

NOTE E – FURNITURE, COMPUTER EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, computer equipment, and leasehold improvements, net, at December 31, 2017, consist of the following:

Computer and office equipment	$ 177,766
Leasehold improvements	102,885
	280,651
Less: accumulated depreciation and amortization	(104,005)
	$ 176,646

ACADEMY SECURITIES, INC.

Notes to Financial Statement December 31, 2017

NOTE F - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was $8,597,819 which exceeded the required net capital by $8,256,912. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 0.59 to 1.

NOTE G - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE H – CAPITAL

Academy Securities, Inc offered to accredited investors a Maximum Amount of $2,000,016 of its Series A Convertible Preferred Stock par value $.01 ("Preferred Stock"). The Offering was made pursuant to a Purchase Agreement between the purchaser or purchasers of the Preferred Stock and the Company. 65,360 shares were offered at $30.60 per share. The holders of the Preferred Stock are entitled to receive cumulative dividends equal to $1.53 per share per annum totaling approximately $40,000.

Each Preferred share is convertible into one share of common stock at the option of the shareholder. The use of proceeds was for working capital and general corporate purposes of the company. Concurrent with the sales of Preferred Stock pursuant to the purchase agreement, shares of Preferred Stock are sold to its majority shareholders as disclosed in the Purchase Agreement.

On March 10, 2017, the Company's Board of Directors declared a dividend of $1.53 to holders of its Series A Convertible Preferred Stock, payable on June 1st, 2017. Additional dividends in arrears will be paid from legally available funds as determined by the Company's Board of Directors in accordance with applicable law and FINRA's rules and regulations. In accordance with a shareholder agreement, $83,271 of a dividend due to an officer of the company was applied against his Series A Preferred subscription receivable.

ACADEMY SECURITIES, INC.

Notes to Financial Statement December 31, 2017

NOTE I – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under sixteen subordination agreements (the "Agreement") in the aggregate amount of $1,295,505. As of December 31, 2017, the carrying amount of these liabilities approximates fair value. The Agreements, which are between the lenders and the Company, have been approved by FINRA and, as such, are available for net capital purposes.

The schedule of outstanding Agreements is as follows:

Effective Date	Rate	Maturity Date	Amount
12/28/2011	6%	12/26/2019	$ 50,000
1/12/2012	6%	1/12/2020	100,000
3/20/2012	6%	3/20/2019	100,000
5/24/2012	6%	5/24/2019	35,000
8/5/2010	6%	7/31/2019	30,000
8/5/2010	6%	8/3/2019	150,000
8/20/2010	6%	8/18/2019	150,000
8/2/2010	6%	8/18/2019	30,000
9/28/2011	6%	9/19/2019	91,110
9/28/2011	6%	9/21/2019	91,110
1/20/2012	6%	12/26/2019	181,620
3/19/2012	6%	3/5/2019	45,555
5/25/2012	6%	5/24/2019	91,110
3/25/2014	6%	3/25/2019	25,000
4/11/2014	6%	4/11/2019	100,000
4/14/2014	6%	4/14/2019	25,000
		Total	$1,295,505